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                                                                    NEWS RELEASE

[STANTEC LOGO]

FOR IMMEDIATE RELEASE

STANTEC ARCHITECTURE COMPLETES ACQUISITION OF TORONTO FIRM DUNLOP ARCHITECTS

EDMONTON AB (October 12, 2004) TSX:STN

Stantec announced today that Stantec Architecture Ltd. has completed the acquisition of Dunlop Architects, one of Toronto's top architecture firms. Dunlop brings approximately 100 employees and an architecture practice in Toronto and Hamilton. This addition marks Stantec Architecture's entrance into the Ontario market, expands the Company's architectural and interior design group -- already one of the largest in the country -- and enhances the Company's presence in the Greater Toronto Area (GTA).

"Dunlop Architects is one of the top firms in Ontario and we're very pleased they have joined with Stantec," says Tony Franceschini, Stantec President & CEO. "With the addition of Dunlop, Stantec Architecture is now one of the top architecture and interior design firms in Canada."

Dunlop Architects, a full service architecture firm established in 1953, is recognized as a leader in the design of facilities in the acute and long-term health care, laboratory, justice, civic and institutional, post-secondary educational, entertainment, and high-tech communication markets. The firm provides a wide spectrum of architectural consulting services including architectural design, project management, specifications, contract administration, site review, and facilities programming.

"We're excited about joining a dynamic firm like Stantec Architecture because of the opportunities it will create for our employees and clients," says Chris Fillingham, Dunlop Managing Principal. "Our staff gain access to greater technological and financial resources and our we can offer our clients a wider range of services."

Stantec's architecture and interior design practice now has a presence British Columbia, Alberta, Saskatchewan, Manitoba, and Ontario as well as areas throughout the United States.

For more information visit www.announcements.stantec.com/dunlop

STANTEC provides professional design and consulting services in planning, engineering, architecture, surveying, and project management. We support public and private sector clients in a diverse range of markets, at every stage, from initial concept and financial feasibility to project completion and beyond. Our services are offered through more than 4,000 employees operating out of. over 50 locations in North America and the Caribbean. Stantec trades on the Toronto Stock Exchange under the symbol STN.

MEDIA CONTACT                 INVESTOR CONTACT          DUNLOP CONTACT
Jay Averill                   Simon Stelfox             Chris Fillingham
Media & Communications        Investor Relations        Managing Principal
Stantec                       Stantec                   Dunlop Architects
Tel: 780-917-7441             Tel: 780-917-7288         Tel: 416-596-6666

                                                                     STANTEC.COM